Exhibit 99.1

Eco Wave Power Explores AI-Powered Wave Energy Infrastructure and WaveGPT Development with Florida Atlantic University and University of Michigan

Miami, Florida, June 8, 2026 -- Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company, announced today that it is advancing discussions with Florida Atlantic University (FAU) and the University of Michigan regarding the development of AI-powered wave energy applications, WaveGPT, and next-generation wave-powered coastal data center infrastructure designed to support the rapidly growing energy demands of artificial intelligence.

The discussions took place during a strategic meeting held at Florida Atlantic University, bringing together leading experts in marine renewable energy, artificial intelligence, digital twins, electrical engineering, ocean engineering, and energy systems optimization.

The initiative focuses on two complementary tracks designed to position Eco Wave Power at the intersection of renewable energy and AI infrastructure.

The first track centers on the continued development of WaveGPT, Eco Wave Power’s AI-driven operational intelligence platform. WaveGPT is designed to transform real-time operational data from Eco Wave Power’s wave energy installations into actionable insights through predictive analytics, forecasting, anomaly detection, performance optimization, and digital twin technologies.

As part of this effort, Eco Wave Power recently submitted a TEAMER application with Florida Atlantic University focused on data-driven energy flow mapping, operational intelligence, and predictive analytics for the Company’s wave energy technology. The project seeks to leverage advanced AI methodologies to enhance system performance, improve operational planning, and support future commercial deployments.

The second track focuses on a potential collaborative grant submission involving Eco Wave Power, Florida Atlantic University, and the University of Michigan aimed at developing a wave-powered, AI-optimized coastal data center concept. The initiative seeks to combine wave energy generation, advanced cooling technologies, digital twins, energy storage, and intelligent workload management into a unified platform capable of supporting future coastal AI and edge-computing infrastructure.

The Company’s focus on AI-enabled energy infrastructure and digital twin technologies has recently gained international visibility. Eco Wave Power’s technology was featured during NVIDIA Founder and CEO Jensen Huang’s GTC keynote presentations in both San Jose and Taipei, where the Company’s technology was showcased as part of demonstrations highlighting simulation, digital twins, and real-world infrastructure applications.

The concept is based on the premise that future data centers will require not only significantly more electricity, but also intelligent energy management and innovative cooling solutions. By locating data centers in coastal environments and integrating them directly with renewable energy generation and seawater-assisted cooling technologies, Eco Wave Power and its academic partners aim to explore new approaches for powering the AI economy with clean energy.

According to the project concept, the proposed platform would utilize AI-driven digital twins capable of forecasting wave conditions, computing workloads, cooling requirements, storage availability, and grid conditions in real time, enabling optimized operation across the entire energy-water-compute ecosystem.

Participants in the discussions included Dr. Yufei Tang, Director of the Florida Power & Light Center for Intelligent Energy Technologies (InETech) at FAU; Dr. James VanZwieten, Director of the Southeast National Marine Renewable Energy Center (SNMREC) at FAU; Mr. Gabriel Alsenas, Associate Director of SNMREC and InETech; Dr. Sasha Fung, Postdoctoral Researcher at FAU; Professor Lei Zuo of the University of Michigan; Louis King; and Wei-Ying Wong.

“Artificial intelligence is transforming how energy systems are designed, monitored, and optimized,” said Dr. Yufei Tang, Director of the FPL Center for Intelligent Energy Technologies (InETech) at Florida Atlantic University. “By combining marine renewable energy, advanced digital twins, predictive analytics, and intelligent control systems, we have an opportunity to develop next-generation energy infrastructure that is both sustainable and adaptive to rapidly evolving energy demands. We are excited to explore these research opportunities with Eco Wave Power and our academic partners.”

“AI is expected to become one of the largest drivers of electricity demand in the coming decade,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “We believe wave energy can play a meaningful role in supporting the next generation of coastal digital infrastructure. By combining wave energy, AI optimization, advanced cooling technologies, and digital twins, we are exploring how renewable energy can directly support the rapidly expanding needs of AI-driven data centers and edge computing facilities.”

The proposed initiatives build upon Eco Wave Power’s broader strategy of integrating artificial intelligence, predictive analytics, digital twins, and renewable energy generation to create intelligent energy infrastructure capable of supporting future industrial and digital economies.

While discussions and grant applications remain subject to review, funding approvals, and final agreements among the parties, Eco Wave Power believes these initiatives have the potential to create a new category of AI-enabled renewable energy infrastructure and further expand the Company’s role within the rapidly evolving energy landscape.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses advancing discussions with Florida Atlantic University and the University of Michigan regarding the development of AI-powered wave energy applications; the potential for WaveGPT to transform real-time operational data into actionable insights; the potential collaborative grant submission for developing a wave-powered, AI-optimized coastal data center concept; the expectation that AI will become one of the largest drivers of electricity demand in the coming decade; the belief that wave energy can play a meaningful role in supporting the next generation of coastal digital infrastructure; and the potential for these initiatives to create a new category of AI-enabled renewable energy infrastructure. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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